COHEN & STEERS ASIA PACIFIC REALTY SHARES, INC.

280 Park Avenue

New York, New York 10017

February 26, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Keith A. O’Connell, Esq.

Re:	Cohen & Steers Asia Pacific Realty Shares, Inc.

File Numbers: 333- 133538; 811-21894

Ladies and Gentlemen:

On behalf of Cohen & Steers Asia Pacific Realty Shares, Inc. (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, is Post-Effective Amendment No. 5 (“Amendment No. 5”) to the Fund’s Registration Statement (the “Registration Statement”) on Form N-1A filed with the Securities and Exchange Commission (the “Commission”).

Amendment No. 5 is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) on Amendment No. 4 to the Registration Statement filed on December 23, 2009 (“Amendment No. 4”) that were provided to the undersigned by Keith A. O’Connell of the Staff via telephone on February 4, 2010. For the convenience of the Staff, written comments have been restated below in their entirety. The Fund’s response follows each comment. References in these responses to the Fund’s prospectuses or statement of additional information (the “SAI”) are to those filed as part of Amendment No. 5. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 5.

PROSPECTUSES

Front Cover Page

1.	Staff Comment: Does the Fund intend to satisfy its prospectus delivery obligations by providing a summary prospectus to investors? If so, please include on the front cover page the legend required by Rule 498(b) under the Securities Act.

Response: The Fund does not currently intend to use a summary prospectus to fulfill its delivery obligations. However, in the event that the Fund uses a summary prospectus in the future, the front cover page will contain the legend required by Rule 498(b).

Table of Contents

2.	Staff Comment: Please delete the entry for “Portfolio Turnover” in the prospectus’ table of contents, as this information is a subset of the section entitled “Fund Fees and Expenses.”

Response: The entry has been deleted.

Summary Section – Investment Objective, page 1

3.	Staff Comment: Please limit the description of the Fund’s investment objective to one sentence. You may add a parenthetical to this sentence to summarize information that would have appeared in a subsequent sentence.

Response: The description of the Fund’s investment objective has been revised to read as follows: “[t]he investment objective of Cohen & Steers Asia Pacific Realty Shares, Inc. (the Fund) is total return (capital appreciation and current income).”

Summary Section – Fund Fees and Expenses, page 1

4.	Staff Comment: In the Shareholder Fees table, please move the entry for the Fund’s “Maximum deferred sales charge (load)” so that it appears above the entry for the Fund’s “Maximum sales charge (load) imposed on reinvested dividends.”

Response: The requested revision has been made.

5.	Staff Comment: In the Annual Fund Operating Expenses table, please move the entry for the Fund’s “Service Fee” so that it appears as a subset of the Fund’s “Other Expenses.”

Response: The requested revision has been made.

6.	Staff Comment: In the Annual Fund Operating Expenses table, please replace the term “Net Annual Fund Operating Expenses” with “Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement.”

Response: The requested revision has been made.

Summary Section – Principal Investment Strategies, page 2

7.	Staff Comment: The prospectus states that the Fund invests in equity securities issued by “real estate investment trusts (REITs) and similar REIT-like entities.” Please define “REIT-like entities.”

Response: The following language was added to the description of the Fund’s principal investment strategies: “REITs are companies that own interests in real estate or in real estate related loans or other interests and revenue primarily consists of rent derived from owned, income producing real estate properties and capital gains from the sale of such properties. A REIT in the U.S. is generally not taxed on income distributed to shareholders so long as it meets certain tax related requirements, including the requirement that it distribute substantially all of its taxable income to such shareholders. REIT-like entities are organized outside of the U.S. and have operations and receive tax treatment similar to that of U.S. REITs.”

Summary Section – Principal Risks, pages 2-4 (pages 2-3 of the Class I prospectus)

8.	Staff Comment: Please include descriptions of Emerging Market Risk, Smaller Companies Risk, Interest Rate Risk and Non-Diversification Risk in the summary section of the prospectus.

Response: Descriptions of Emerging Market Risk, Smaller Companies Risk, Interest Rate Risk and Non-Diversification Risk were added to the summary section.

Summary Section – Fund Performance, pages 4-5

9.	Staff Comment: Please confirm that performance information will be updated through December 31, 2009.

Response: All performance information in Amendment No. 5 has been updated through December 31, 2009.

10.	Staff Comment: In the Average Annual Total Returns table, please limit your description of the Fund’s benchmarks to one sentence each, and explain the Fund’s rationale for providing an additional benchmark.

Response: The descriptions of the Fund’s benchmarks in footnote (3) to the Average Annual Total Returns table (footnote (1) in the Class I shares prospectus) are each one sentence in length. The footnote has been revised to note that the secondary benchmark, the S&P Asia Pacific Property Index, “is provided as a broad-based index for comparative purposes.”

11.	Staff Comment: In the Average Annual Total Returns table, please state that the performance figures for each benchmark do not reflect deductions for fees, expenses or taxes. In addition, please delete the similar language to that effect in the paragraph immediately following the table.

Response: The requested revisions have been made.

Summary Section – Tax Information, page 6

12.	Staff Comment: Please delete the sentence that states: “[y]ou should consult with your own tax advisor regarding particular consequences of investing in the Fund.”

Response: The sentence has been deleted.

SAI

13.	Staff Comment: We note that a section of the SAI describing the Fund’s determination of net asset value, which was included in prior Post-Effective Amendments to the Registration Statement, was omitted from Amendment No. 5. Please include this section in the SAI as required by Item 23 of Form N-1A.

Response: A section describing the Fund’s determination of net asset value has been added to the SAI.

*    *    *    *    *    *    *    *

The Fund believes that this letter and the revisions in Amendment No. 5 are responsive to the Staff’s comments. In addition, the Fund hereby represents as follows:

i.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing submitted herewith;

ii.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

iii.	The Fund may not assert Staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities law.

Should the Staff have any questions or comments regarding the Amendment, please call the undersigned at 212.796.9361.

Very truly yours,

/s/ Tina M. Payne
Tina M. Payne
Assistant Secretary